VENECREDIT SECURITIES, INC.

(A Wholly-Owned Subsidiary of VBT Holdings, LTD)

Miami, Florida

(S.E.C. I.D. No. 8-53425)

FINANCIAL STATEMENTS AND SUPLEMENTARY INFORMATION

December 31, 2015

And

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

And

SUPPLEMENTARY INFORMATION

VENECREDIT SECURITIES, INC.

(A Wholly-Owned Subsidiary of VBT Holdings, LTD)

Miami, Florida

FINANCIAL STATEMENTS AND SUPLEMENTARY INFORMATION

December 31, 2015

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM............................ 1

FINANCIAL STATEMENTS
      STATEMENT OF FINANCIAL CONDITION... 2
      STATEMENT OF OPERATIONS... 3
      STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY...................................... 4
      STATEMENT OF CASH FLOWS... 5
      NOTE TO FINANCIAL STATEMENTS.. 6

SUPPLEMENTARY INFORMATION
      SCHEDULE OF THE COMPUTATION OF NET CAPITAL
      PURSUANT TO RULE 15C3-1.. 12

      SCHEDULE OF THE COMPUTATION FOR DETERMINATION OF
      RESERVE REQUIREMENTS PURSUANT OF
      RULE 15C3-3... 13

See accompanying notes to financial statements.

 **Crowe Horwath.**

Crowe Horwath LLP
Independent Member Crowe Horwath International

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Venecredit Securities Inc. Exemption Report, in which (1) Venecredit Securities Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Venecredit Securities Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Venecredit Securities Inc. stated that Venecredit Securities Inc. met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2015 without exception. Venecredit Securities Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Venecredit Securities Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k) (2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Crowe Horwath LLP

Crowe Horwath LLP

Fort Lauderdale, FL
February 25, 2016

VENECREDIT SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2015

ASSETS	
Cash and cash equivalents	$ 1,736,282
Interest-bearing deposits	1,321,601
Deposit with clearing organization (restricted)	100,000
Trading assets, at fair value	962,693
Prepaid expenses and other assets	28,141
Fixed assets, net	17,039
	$ 4,165,756
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accrued commissions	$ 109,261
Accrued expenses and other liabilities	82,801
Total Liabilities	192,062
Stockholder's equity	
Common stock, $1 par value; 1,000,000 shares, authorized 1,000,000 shares issued and outstanding	1,000,000
Retained earnings	2,973,694
Total stockholder's equity	3,973,694
	$ 4,165,756

See accompanying notes to financial statements.

VENECREDIT SECURITIES, INC.
STATEMENT OF OPERATIONS
For the year ended December 31, 2015

Revenue:	
Commissions	$ 1,078,216
Administrative fees	435,800
Interest income	57,406
Loss on trading securities, net	(6,772)
Other income	93,883
	1,658,533
Expenses:	
Compensation and benefits	626,704
Commission expense	371,878
Professional services	45,717
Clearing fees	95,451
Occupancy and equipment	85,379
Insurance	69,693
Other	132,534
	1,427,356
Income before income taxes	**231,177**
Income tax expense	86,657
Net income	**$ 144,520**

See accompanying notes to financial statements.

VENECREDIT SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the year ended December 31, 2015

	Common Stock	Retained Earnings	Total
Balance at January 1, 2015	$ 1,000,000	$ 2,829,174	$ 3,829,174
Net income	-	144,520	144,520
Balance at December 31, 2015	$ 1,000,000	$ 2,973,694	$ 3,973,694

See accompanying notes to financial statements.

VENECREDIT SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2015

Cash flows from operating activities		
Net income	$	144,520
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		12,339
Changes in assets and liabilities		
Interest-bearing deposits		547,006
Trading assets		(137,707)
Prepaid expenses and other assets		1,985
Accrued commissions		12,819
Accrued expenses and other liabilities		19,222
Net cash provided operating activities		600,184
Cash flows from investing activities		
Capital expenditures		(3,635)
Net cash used in investing activities		(3,635)
Net change in cash and cash equivalents		596,549
Cash and cash equivalents at beginning of year		1,139,733
Cash and cash equivalents at end of year	$	1,736,282
Supplemental disclosure:		
Income taxes paid	$	65,900

See accompanying notes to financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: Venecredit Securities, Inc. (the Company) was formed in May 2001 and is a fully disclosed introducing broker-dealer registered with the Securities and Exchange Commission (SEC). The Company commenced operations in March 2002. The Company is a wholly-owned subsidiary of VBT Holdings, LTD. The Company offers traditional securities transaction and brokerage services to its customers. The Company clears all of its securities transactions on a fully-disclosed basis through Pershing LLC, a subsidiary of The Bank of New York (Pershing). The Company is a member of and is regulated by the Financial Industry Regulatory Authority (FINRA). The Company primarily operates in South Florida and Venezuela.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Statement of Cash Flows: The Company considers cash on hand and amounts due from depository institutions having an initial maturity of three months or less as cash and due from banks for purposes of the statement of cash flows.

Interest-Bearing Deposits: Interest-bearing deposits mature within one year and are carried at cost.

Trading Assets: The Company engages in trading activities for its own account. Securities that are held principally for resale in the near term are recorded at fair value with changes in fair value included in earnings. Interest and dividends are included in net interest income.

Revenue Recognition: Securities transactions and related commission revenue and expense are recorded on a trade date basis.

Financial Instruments with Off-Balance-Sheet Risk: The Company, under the correspondent clearing agreement with its clearing agent, has agreed to indemnify the clearing agent from damages or losses resulting from customer transactions. The Company is, therefore, exposed to off-balance-sheet risk of loss in the event that customers are unable to fulfill contractual obligations including their obligations under margin accounts. There were no accounts with margin balances as of December 31, 2015. Since its inception, the Company has never been required to make a payment under this indemnification. In addition, the Company believes that it is unlikely it will have to make material payments under this indemnity. Accordingly, the Company has not recorded any contingent liability in its financial statements for this indemnity.

Fair Value of Financial Instruments: The carrying amount of the Company's financial instruments (such as cash, interest bearing deposits and accrued expenses), approximate their fair value because of the short maturity of the instruments.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentrations of Credit Risk: As of December 31, 2015, the Company had concentrations of credit risk with depository institutions in the form of bank accounts, money market accounts, time deposits and clearing deposits. The Company also engages in trading activity with various counterparties that are mostly financial institutions in the United States. As more fully disclosed in Note 3, the Company has a trading security portfolio with significant concentration risk in fixed income securities (corporate bonds). Management believes there is no significant risk of loss or counterparty risk on these financial instruments.

Most of the Company's business activity is with customers domiciled in Venezuela. Therefore, the Company's exposure to any future credit and liquidity risks is significantly affected by changes in the economy and political stability of Venezuela.

Transfers of Financial Assets: Transfers of financial assets are accounted for as sales, when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are presently such matters that will have a material effect on the financial statements.

Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. There were no material unrecognized tax positions at December 31, 2015.

In the event that the Company recognizes interest and/or penalties related to income tax matters, these are included in income tax expense in the accompanying statement of operations.

NOTE 2- FULLY- DISCLOSED CLEARING AGREEMENT

In 2001, the Company entered into a fully-disclosed clearing agreement with Pershing whereby customer accounts are cleared and carried by Pershing. The agreement calls for the Company to maintain a deposit balance in an account maintained by Pershing. At December 31, 2015, the Company had $100,000 of cash on deposit to satisfy this requirement and this is included in the statement of financial condition as deposit with clearing organization (restricted). Either party may terminate the agreement without cause upon the receipt of 90 days written notice.

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k) (2) (ii) of such Rule) under the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customers' accounts, promptly transmits any customer funds and customer securities to the clearing broker or dealer, and does not otherwise hold funds or securities of customers. Operating under such exemption, the Company is not required to prepare a determination of reserve requirements and the Company is not subject to the provisions of Rule 15c3-3 pertaining to the possession or control requirements for brokers or dealers under Rule 15c3-3.

NOTE 3 – TRADING ASSETS AND CONCENTRATIONS OF CREDIT RISK

As of December 31, 2015 securities owned were as follows:

US Corporate Bonds:

Sherwin Williams	$	297,438
Comcast Cable Communications		49,559
Kellogg Co		55,360
CVS Health Corp.		71,454
Diago Cap PLC		3,276
Deutsche Telekom Intl.		40,370
Ford MTR		19,758
General Electric		91,308
Marriott Intl Inc.		43,948
Metlife Inc.		43,985
AT&T Inc.		45,013
Telefonica Emisiones		44,704
Verizon Communications		20,125
Federal Home Loan		31,789
		858,087

Equities:

Disney Walt Co.	48,337
KKR	33,129
Twitter Inc.	23,140
	104,606
	$ 962,693

The proceeds from sales of trading securities and the associated gains and losses are listed below:

Proceeds	$	450,910
Gross gains		13,950
Gross losses		(12,806)

NOTE 4 – FAIR VALUE

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The fair values of equity securities outstanding as of December 31, 2015 are determined by obtaining quoted market prices, if available (Level 1).

The fair values of Fixed Income securities outstanding as of December 31, 2015 are determined by obtaining quoted market prices that are not recent or active, fair values are calculated based on inputs that are observable and corroborated by market data of the identical asset (Level 2).

The carrying amounts, which approximate the estimated fair value because of their short maturity, for cash and cash equivalents of $1,736,282 interest bearing deposits and deposits with clearing organization of $1,421,601, are considered Level 1 inputs.

The carrying amounts, which approximate the estimated fair value because of their short maturity, for accrued commissions of $109,261, and accrued expenses and other liabilities of $82,801, are considered Level 1 inputs.

NOTE 5 - INCOME TAXES

Income tax expense for the period ended December 31, 2015 was as follows.

Current	$	90,541
Deferred		(3,884)
	$	86,657

Period end deferred tax assets was due to the following:

Deferred tax assets:		
Deferred Rent	$	6,711
Deferred Tax Liabilities:		
Fixed Assets Depreciation	$	(7,654)
Total Net Deferred Tax Liability	$	(943)

The federal statutory rate for the Company is 34%. Effective tax rates differ from the federal statutory rate applied to financial statement income due to the effect of state income taxes and other miscellaneous items.

The Company is subject to U.S. federal income tax as well as income tax of the state of Florida. The Company is not subject to examination by taxing authorities for years prior to 2012.

NOTE 6 – LEASES

The Company subleases a portion of the operating lease on a month by month basis and recognizes the income as an offset to occupancy expenses in the accompanying statement of operations.

Estimated future rent commitments under the non-cancelable operating lease at December 31, 2015 were as follows:

Year ending December 31, 2015	Amount
2016	$ 100,968
2017	103,997
2018	107,117
2019	110,330
	$ 422,412

Rent expense was $65,325 for the year ended December 31, 2015 net of sublease payments of $43,676.

NOTE 7 – RELATED PARTY TRANSACTIONS

The Company is a member of a group of companies affiliated through common ownership and management. During 2015, the Company earned approximate $272,628 from commissions derived from trades involving these companies under the same control.

At December 31, 2015, there are no amounts due from and approximately $109,261 due to companies within the common ownership group.

NOTE 8 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's net capital requirement is the greater of $100,000 or 6 2/3% of aggregate indebtedness. At December 31, 2015, the Company had net capital of $3,868,241 which was $3,768,241 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was .0497 to 1 at December 31, 2015.

SUPPLEMENTARY INFORMATION

VENECREDIT SECURITIES, INC.
SCHEDULE OF THE COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1
December 31, 2015

Total stockholder's equity	$ 3,973,694
Deductions and/or charges	
Net fixed assets	17,039
Other non-allowable assets	30,787
Net capital before haircuts on securities	3,925,868
Haircuts on securities	57,627
Net capital	$ 3,868,241
Aggregate indebtedness	
Items included in statement of financial condition	
Accrued commissions	109,261
Accrued expenses and other liabilities	82,801
Total aggregate indebtedness	$ 192,062
Aggregate indebtedness to net capital	4.97%
Computation of basic net capital requirement	
Minimum net capital required	$ 100,000
Net capital	3,868,241
Excess net capital	$ 3,768,241
Excess net capital at 100% (net capital less 120% of minimum dollar net capital requirement)	$ 3,748,241

There are no material differences between the amounts presented above and the amounts presented in the Company's December 31, 2015 audited FOCUS Part IIA filings submitted on January 27, 2016.

VENECREDIT SECURITIES, INC.
SCHEDULE OF THE COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
December 31, 2015

Exemptive Provisions

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) - $2,500 capital category as per Rule 15c3-1	____
B. (k)(2)(i) - "Special Account for the Exclusive Benefit of Customers" maintained	____
C. (k)(2)(ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis Name of clearing firm: Pershing Advisor Solutions LLC	X
D. (k)(3) - Exempted by the order of the Commission	____